SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One):
☐ Form 10-K and Form 10-KSB ☐ Form 11-K
☐ Form 20-F ☒ Form 10-Q and Form 10-QSB ☐ Form N-SAR

For Period Ended: September 30, 2008

☐ Transition Report on Form 10-K and Form 10-KSB
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q and Form 10-QSB
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission hasverified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Alternative Construction Technologies, Inc.
Full Name of Registrant

2910 Bush Drive
Address of Principal Executive Office

Melbourne, FL 32935
City, State and Zip Code

PART II
RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

☒ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒ (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report of Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐ (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The report was not able to be filed without unreasonable effort or expense by the initial due date as a result of unanticipated delays, including delays associated with preparing the Registrant's financial statements and Audit Committee review for the quarter ended June 30, 2008. As such, our auditors have not had ample opportunity to complete their review of our quarterly financial statements.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Anthony Francel        (321) 421-6601
Name (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15 (d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

The Company is projecting a decline in revenue of approximately $4.3 million dollars year to date. The Company created a reserve account of approximately $3.8 million against contracts in which its customers may not be able or are unwilling to pay. The Company believes that some portion of the accounts receivable may be collected, but there can be no reasonable assurance that the payments will be made. The Company has reserved all rights available to them to collect on these receivables; to include, but not limited to, Notice to Owners, Lien Rights, and/or right to equity ownership of the respective customer.

Coupled with the $1.4 million dollar financing fees write-off during the last quarter, the Company is expecting approximately a $6.3 million dollar loss year to date. The Company intends to report an Adjusted EBIDTA of less than $400K loss in the nine month period, which more accurately reflects the operations.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Alternative Construction Technologies, Inc.
(Name of Registrant as Specified in Charter)
Date November 14, 2008	By:	/s/ Anthony Francel
Name Anthony Francel
Title Chief Executive Officer